Filed Pursuant to Rule 425 of the Securities Act of 1933 Filer: Royal Bank of Canada Subject company: Centura Banks, Inc. Centura Banks, Inc. Exchange Act File Number: 001-10646

A MESSAGE FROM JOHN CLEGHORN

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Earlier today, we announced the acquisition of Centura Banks, Inc., headquartered in Rocky Mount, North Carolina. The bank has approximately 3,600 employees, assets of over US$11 billion, and client relationships with over 420,000 households (650,000 customers).

The acquisition, which will be paid for in Royal Bank shares, is valued at US$2.3 billion. Subject to regulatory approval, as well as approval from the shareholders of Centura Banks, Inc., and other customary closing conditions, we expect the transaction to be completed by mid-summer. (Attached to this message is the press release distributed this morning to provide you with more details of the announcement.)

The acquisition of Centura Banks, Inc., which will be renamed RBC Centura Banks, Inc. upon closing, is a significant milestone towards our goal of achieving North American scale and now provides us with the critical mass necessary to drive our growth in the U.S. Centura is a solid franchise with an experienced management team, strong customer focus, and a history of innovation. More importantly, Centura's strategic objectives and cultural values are very similar to ours. This will ensure a smooth transition as it becomes the focal point of our retail banking activities in the United States.

Centura employs a customer and shareholder-driven strategy that will provide us with a full service retail banking platform in the United States with strong growth potential. It provides services through convenient delivery channels, consisting of Centura Highway, the bank's multifaceted customer access system that includes over 240 full-service financial offices and in-store locations, telephone banking, an extensive ATM network, PC banking, online bill payment and the bank's suite of Internet products and services. Centura is organized around three major business platforms: Personal & Commercial Banking, Wealth Management, and Insurance, all of which complement our existing U.S. business operations including Security First Network Bank, Prism Financial Corporation, Liberty Life Insurance Company and Liberty Insurance Services Corporation, and Dain Rauscher Corporation.

The culture and the people of Centura are a very good fit for RBFG and they are excited about joining our team. When the transaction closes, Cecil W. Sewell, Jr., currently chief executive officer of Centura Banks, Inc., will become non-executive chairman of RBC Centura Banks, Inc. It is also intended that he will become a director of Royal Bank of Canada following the close of the transaction. At the same time, H. Kel Landis, currently president of Centura Bank, will become chief executive officer of RBC Centura Banks, Inc.

Each of our five business divisions has a global mandate, with a particular emphasis on U.S. expansion. Today's announcement is another step in the implementation of this strategy and in achieving our goal of building a strong North American presence.